

October 13, 2017

Via E-Mail

Chip Patterson
MacKenzie Capital Management, LP
1640 School Street
Moraga, CA 94556

> **Re:** **Pendrell Corporation**
> **Schedule TO-T filed on October 10, 2017**
> **Filed by Lemon Creek Advisers, LP and MacKenzie**
> **Capital Management, LP**
> **File No. 5-81926**

Dear Mr. Patterson:

The Office of Mergers and Acquisitions has reviewed the filings listed above. Our review was limited to the matters identified in the comments that follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1) to the Schedule TO-T.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase – Cover Page

1. The Company's shareholders recently approved a reverse stock split which will be occurring next month, with an effective date of November 30, 2017. While you note this fact, and that it will result in the Company going private as a means to tout participation in the offer, you don't disclose that the price per share to be paid in the reverse stock split is significantly above the offer price. For example, we note that the price at which shares will be purchased in the reverse stock split will be at least $6.85 per share or higher, based on a formula involving trading prices leading up to the split versus the $1.00 per share you are offering. Where ever you reference the split and elsewhere where

appropriate in the offer materials, revise to note the price to be paid in the reverse stock split including the threshold price and when the reverse split will occur.

Summary Term Sheet – When Will you Pay Me For the Shares I Tender?

2. You state that you will pay for shares tendered "upon confirmation that the Shares have been transferred to us." Your obligation under Rule 14e-1(c) is to pay promptly. It does not appear that this is a limited partnership where there may be factors affecting the date of payment. Clarify what the quoted language means or revise to state that you will pay promptly in accordance with Rule 14e-1(c). We may have further comments.

Introduction – Establishment of the Offer Price

3. See our comment regarding the reverse stock split recently approved by the Company's shareholders and to be effected next month. Revise to address how the price to be paid in the reverse stock split in the near future was considered in establishing the offer price. If it was not considered, or considered but given little weight, explain why.

Section 8. Future Plans

4. Clarify how the reverse stock split will impact the Purchaser's ownership interest in the Company after the offer.

Section 16. Miscellaneous

5. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filing in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions